

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

June 29, 2006

Mr. David W. Sasnett
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
Grand Cayman, Cayman Islands

> **Re:** **Consolidated Water Co. Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-25248**

Dear Mr. Sasnett:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief